Exhibit 99.1

Super Group Reminds Warrant Holders of Upcoming Deadline

To Tender and Consent

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Warrant holders electing to participate in the Offer and Consent Solicitation are encouraged to submit their tender and consents on or prior to Friday, December 9, 2022 ahead of 12:01 a.m. expiration on December 12, 2022 (unless extended)

•	Super Group public warrant holders who own public warrants through a broker or nominee should contact their broker or nominee to tender

•	Super Group warrant holders should contact Georgeson LLC for assistance by calling toll-free at (888) 680-1526

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If less than a majority of the outstanding public warrants are tendered or if less than a majority of the outstanding public warrant holders and less than a majority of the outstanding private placement warrant holders provide consent to amendment of the warrant agreement, Super Group may, in its discretion, extend, suspend or cancel the exchange offer and consent solicitation

New York, NY – December 5, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, “Super Group” or the “Company”), a leading global online sports betting and gaming operator, today reminds holders of (i) the offer by the Company to exchange all of its outstanding public warrants to purchase ordinary shares of the company, no par value (“Ordinary Shares”), which warrants trade under the symbol “SGHC WS” on the New York Stock Exchange (“NYSE”) (the “public warrants”), at a rate of 0.25 Ordinary Shares per public warrant (the “Offer”) and (ii) the solicitation of consents to an amendment of the warrant agreement, dated as of October 6, 2020, by and between the Company (formerly Sports Entertainment Acquisition Corp.) and Continental Stock Transfer & Trust Company, which governs all of the public warrants and all of the related private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”) (the “Warrant Agreement”) to permit the Company to (A) require that each outstanding public warrant upon the closing of the Offer be converted into 0.225 Ordinary Shares (a ratio 10% less than the exchange ratio applicable to the Offer) and (B) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration (such amendment, the “Warrant Amendment,” and such solicitation of consents, the “Consent Solicitation”).

The Offer and Consent Solicitation will expire at 12:01 A.M., Eastern Time, on Monday, December 12, 2022 (the “Expiration Date”), or such later time and date to which Super Group may extend. The public warrants tendered pursuant to the Offer and Consent Solicitation may be withdrawn prior to the Expiration Date and the related consents will be revoked only by withdrawing the tender of the public warrants and the withdrawal of such public warrants will automatically constitute a revocation of the related consents. Holders of the private placement warrants that deliver consents in the Consent Solicitation may not revoke their consent. If less than a majority of the outstanding public warrants are tendered or if less than a majority of the outstanding public warrant holders and less than a majority of the outstanding private placement warrant holders provide consent, the Company may, in its discretion, extend, suspend or cancel the Offer and Consent Solicitation.

INSTRUCTIONS FOR HOW SUPER GROUP PUBLIC WARRANT HOLDERS CAN TENDER THEIR PUBLIC WARRANTS AND CONSENT TO THE WARRANT AMENDMENT

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Holders of Super Group’s outstanding public warrants should contact Georgeson LLC with any questions or to request documents and assistance at (888) 680-1526 (shareholders, banks and brokers call toll-free).

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Holders of Super Group’s outstanding public warrants who hold their public warrants through a broker, dealer, commercial bank, trust company or other nominee should instruct their broker or other nominee to tender their public warrants. The process for tendering public warrants differs depending on where they are held, so public warrant holders should contact their broker or nominee by phone or email. Please do so promptly and in any event on or prior to December 9, 2022, to allow sufficient time to meet any broker processing deadlines before the Offer expiration on December 12, 2022.

Super Group public warrant holders should act as soon as possible to ensure they can tender their public warrants and provide their consent before the deadline. If the deadline is extended, Super Group public warrant holders who were unable to previously tender their public warrants due to process deadlines from their broker may tender their public warrants during the extension period.

Super Group public warrant holders who have previously tendered their public warrants do not need to re-tender their public warrants or take any other action as a result of any extension of the Offer and Consent Solicitation.

INSTRUCTIONS FOR HOW SUPER GROUP PRIVATE PLACEMENT WARRANT HOLDERS CAN CONSENT TO THE WARRANT AMENDMENT

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Holders of Super Group’s outstanding private placement warrants should contact Georgeson LLC with any questions or to request documents and assistance at (888) 680-1526 (shareholders, banks and brokers call toll-free).

Super Group private placement warrant holders should act as soon as possible to ensure they can provide their consent before the deadline. If the deadline is extended, Super Group private placement warrant holders may provide their consent during the extension period.

Super Group private placement warrant holders who have previously consented to the Consent Solicitation do not need to take any action as a result of any extension of the Offer and Consent Solicitation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (“Securities Act”).

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On November 10, 2022, Super Group filed a Registration Statement on Form F-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) with the U.S. Securities and Exchange Commission (the “SEC”), as amended on November 22, 2022, and may file additional amendments thereto, and Super Group filed a Tender Offer Statement on Schedule TO with the SEC and has and may file additional amendments thereto. Super Group may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement or any other document that Super Group may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. SUPER GROUP WARRANT HOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SUPER GROUP WARRANTS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE OFFER AND CONSENT SOLICITATION. The Exchange Offer Materials are available to all holders of Super Group warrants at no expense to them. The Exchange Offer Materials are available for free on the SEC’s website at www.sec.report. Copies of the documents filed with the SEC by Super Group are also available free of charge by contacting Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104. In addition to the Exchange Offer Materials, Super Group files annual reports and other information with the SEC. You may read any reports or other information filed by Super Group at www.sec.gov.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, statements relating to the exchange offer.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the number of warrant holders that respond and elect to participate in the Offer and Consent Solicitation; (ii) our ability to consummate the Offer and Consent Solicitation; (iii) our ability to recognize the anticipated benefits of the Offer and Consent Solicitation; (iv) changes in applicable laws or regulations, including those that pertain to tender offers; and (v) the possibility that we may be adversely affected by legal and regulatory developments and general market, political, economic and business conditions. Other potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance that it will achieve its expectations.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group